SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number: 001-33728

NOAH EDUCATION HOLDINGS LTD.

10th Floor B Building

Futian Tian’an Hi-Tech Venture Park

Futian District, Shenzhen

Guangdong Province, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Education Holdings Ltd.

Dated: November 20, 2007	By:	/s/ Dong Xu
	Name:	Dong Xu
	Title:	Chairman and Chief Executive Officer

EXHIBITS

Exhibit No.	Description
1.1	Press Release

Exhibit 1.1

Noah Education Announces Results for the First Fiscal Quarter

Ended September 30, 2007

Shenzhen, November 19, 2007 - Noah Education Holdings Ltd. (“Noah”) (NYSE: NED), a leading provider of interactive education content in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2007, which is the first quarter for Noah’s fiscal year ending June 30, 2008.i

Highlights for the Fiscal Quarter Ended September 30, 2007

•	Total net revenues increased by 40.0% year-over-year to RMB247.5 million (US$33.0 million) from RMB176.8 million in the first quarter of fiscal year 2007.

•

Net income increased by 39.4% year-over-year to RMB44.5 million (US$5.9 million) from RMB31.9 million in the first quarter of fiscal year 2007, and net income excluding share-based compensation expenses and the change in the fair value of warrants (non-GAAP) increased by 63.3% year-over-year to RMB52.1 million (US$7.0 million).

•

Basic and diluted earnings per share were RMB1.58 (US$0.21) and RMB1.50 (US$0.20), respectively. Excluding share-based compensation expenses and the change of the fair value of warrants (non-GAAP), basic and diluted earnings per share were RMB1.85 (US$0.25) and RMB1.83 (US$0.24), respectively. Each ADS represents one ordinary share. The weighted averaged ordinary shares outstanding in calculating basic and diluted earnings per share were 21,473,442 and 21,687,452.

•

Total sales volume of handheld digital learning devices (“DLDs”) for the quarter increased by 20.5% year-over-year to approximately 229,000 from approximately 190,000 in the first quarter of fiscal year 2007. E-dictionary sales volume decreased slightly to approximately 211,000 from approximately 219,000 in the first quarter of 2007.

•	Total coursewares available increased to approximately 30,000 from approximately 28,000 as of the end of the fourth quarter of 2007.

•	As of September 30, 2007 we had 3 after-school tutoring centers in Chengdu.

“We are very pleased with the results of the first quarter of our fiscal year 2008,” said Mr. Dong Xu, Noah’s Chairman and Chief Executive Officer. “We saw strong growth in sales of DLDs as we continued to leverage our brand name, content development capabilities, leading market position and national sales and distribution network to deepen the penetration of our innovative and user-friendly products in China’s growing market of students aged 5 to 19.”

Noah noted that the first quarter of its fiscal year is typically stronger in terms of sales as it coincides with the beginning of school semesters and as Chinese children spend more time in the summer months shopping for learning products and pursuing study outside of the classroom.

Financial Results for the Fiscal Quarter Ended September 30, 2007

For the first fiscal quarter of 2008, Noah reported net revenues of RMB247.5 million (US$33.0 million), a 40.0% increase year-over-year. The increase was primarily attributable to a substantial increase in sales of DLDs. Total sales volume of DLDs for the quarter increased by 20.5% year-over-year to approximately 229,000 from approximately 190,000 in the first quarter of fiscal year 2007.

Gross profit margin was 50.2%, compared to 59.4% in the corresponding period last year. The decrease was primarily attributable to an increase in the purchasing cost of certain raw material components of DLDs such as flash chips and memory boards, during July and August.

Total operating expenses as a percentage of net revenue was 35.5%, compared to 47.0% in the corresponding period last year. The decrease was primarily attributable to the decrease in sales and marketing expenses, as a percentage of net revenue.

Operating margin for the quarter was 20.5%, compared to 18.5% in the corresponding period last year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 21.2%, compared to 18.5% in the corresponding period of the prior year.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to RMB1.8 million (US$0.25 million) in the first fiscal quarter of 2008 from RMB0.0 in the first fiscal quarter of 2007.

Net income for the quarter was RMB44.5 million (US$5.9 million), a 39.4% increase from the first fiscal quarter of 2007. Basic and diluted earnings per share amounted to RMB1.58 (US$0.21) and RMB1.50 (US$0.20).

Net income excluding share-based compensation expenses and the change in fair value of warrants (non-GAAP) was RMB52.1 million (US$7.0 million). Basic and diluted earnings per share excluding share-based compensation expenses and the change of the fair value of warrants (non-GAAP) were RMB1.85 (US$0.25) and RMB1.83 (US$0.24), respectively.

As of September 30, 2007, Noah had cash and cash equivalents of RMB77.5 million (US$10.3 million). Net operating cash flow for the first quarter of fiscal year 2008 was RMB3.2 million (US$0.43 million).

Outlook for Fiscal Second Quarter 2008

Noah expects its total net revenues of fiscal year 2008 (July 1, 2007 to June 30, 2008) to be in the range of RMB720 million (US$96 million) to RMB730 million (US$97 million), representing year-over-year growth in the range of 30% to 32%, respectively. This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call Information

Noah’s management will host an earnings conference call at 8 p.m. on November 19, 2007 U.S. Eastern Standard Time (9 a.m. on November 20, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US: +1-617-614-2714

Hong Kong: +852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Noah earnings call”.

A replay of the conference call may be accessed by phone at the following number until December 19, 2007:

International: +1-617-801-6888

Passcode: 31729950

Additionally, a live and archived webcast of this conference call will be available at http://ir.noahtech.com.cn

About Noah

Noah Education Holdings Limited (“Noah”) (NYSE: NED) is a leading provider of interactive education content in China. Noah develops and markets interactive multimedia learning materials mainly to complement prescribed textbooks used in China’s primary and secondary school curricula. Noah delivers content primarily through handheld digital learning devices, or DLDs. In 2007, Noah opened its first after-school tutoring center in Chengdu, China as part of its strategy to become China’s leading brand in supplemental education content and service. For more information about Noah, please visit www.noahtech.com.cn.

Contacts

For investor and media inquiries, please contact:

In China:

Mr. Rick Chen
Noah Education Holdings Limited
Tel: +86 (755) 8204-3465
E-mail: rick_chen@noah21cn.com

Mrs. Helen Plummer
Ogilvy Public Relations Worldwide (Beijing)
Tel: +86 (10) 8520-3090
E-mail: helen.plummer@ogilvy.com

In the United States:

Jessica Cohen
Ogilvy Public Relations Worldwide (New York)
Tel: +1 (646) 460-9989
E-mail: jessica.cohen@ogilvy.com

Safe Harbor Statement

This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that its believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s filings with the SEC.

Noah Education Holdings Ltd.

Condensed Consolidated Statements of Operations

	Three months ended 30 September
	2006	2007
	(Unaudited)	(Unaudited)
	RMB	RMB
Net revenue	176,830,179	247,485,607
Cost of revenue	(71,793,782)	(123,256,089)

Gross profit	105,036,397	124,229,518
Total operating expenses	(83,190,064)	(87,851,081)
Other operating income	10,817,060	14,322,588

Operating income	32,663,393	50,701,025
Derivative loss	—	(5,776,564)
Interest income	853,560	193,382

Income before income taxes	33,516,953	45,117,843
Income taxes	(1,600,908)	(620,224)

Net income	31,916,045	44,497,619
Deemed dividend	(379,093)	(379,092)

Net income attributable to ordinary shareholders	31,536,952	44,118,527

Net income per share
Basic	1.13	1.58
Diluted	1.12	1.50
Weighted average ordinary shares outstanding
Basic	21,473,442	21,473,442
Diluted	21,473,442	21,687,452

Noah Education Holdings Ltd.

Condensed Consolidated Balance Sheet

	June 30, 2007	September 30, 2007
	(Audited)	(Unaudited)
	RMB	RMB
Assets:
Current assets
Cash and cash equivalents	77,367,126	77,493,046
Accounts receivables, net of allowance	105,227,764	149,471,911
Related party receivables	751,624	—
Inventories	85,807,688	99,353,642
Prepaid expenses, deferred tax assets and other current assets	36,983,043	47,078,859

Total current assets	306,137,245	373,397,458
Property, plant and equipment, net	16,946,967	17,086,715
Intangible assets, net	6,626,031	7,150,397

Total assets	329,710,243	397,634,570

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	47,962,018	67,200,483
Other payables, accruals, advances from customers and deferred revenues	41,962,187	38,362,041
Income taxes payable	798,304	1,418,528

Total current liabilities	90,722,509	106,981,052
Warrants	4,934,514	10,614,465

Total liabilities	95,657,023	117,595,517

Mezzanine Equity
Convertible Series A Preference Shares	129,375,286	129,754,379
Shareholders’ Equity
Ordinary shares	8,888	8,888
Additional paid-in capital	48,737,939	50,587,326
Accumulated other comprehensive loss	(5,497,826)	(5,859,000)
Retained earnings	61,428,933	105,547,460

Total shareholders’ equity	234,053,220	280,039,053

Total liabilities and shareholders’ equity	329,710,243	397,634,570

About Non-GAAP Financial Measures

To supplement its financial information presented in accordance with accounting principles generally accepted in the United States (“GAAP”), Noah uses the following measures defined as non-GAAP measures by the SEC: adjusted gross profit, adjusted operating income and adjusted net income, each excluding share-based compensation expenses and changes in the fair value of warrants issued to Lehman Brothers Commercial Corporation Asia Limited to purchase additional ordinary shares. Noah believes that gross profit, operating income and net income measures on non-GAAP basis indicate Noah’s baseline performance before subtracting those charges. In addition, these non-GAAP measures are among the primary indicators management uses as a basis for its planning and forecasting of future periods. By disclosing the non-GAAP amounts, management intends to provide investors with additional information to analyze Noah’s performance and underlying trends. The presentation of these non-GAAP measures is not intended to be considered in isolation or as for financial information prepared and presented in accordance with GAAP. See the table below for a reconciliation of non-GAAP amounts to amounts reported under GAAP.

Noah Education Holdings Ltd.

Reconciliation of Non-GAAP to GAAP

	Three months ended 30 September
	2006	2007
	(Unaudited)	(Unaudited)
	RMB	RMB
GAAP net revenue	176,830,179	247,485,607

GAAP gross profit	105,036,397	124,229,518
Share-based compensation	—	201,749

Non-GAAP gross profit	105,036,397	124,431,267

GAAP operating income	32,663,393	50,701,025
Share-based compensation	—	1,849,387

Non-GAAP operating income	32,663,393	52,550,412

GAAP net income	31,916,045	44,497,619
Share-based compensation	—	1,849,387
Change in the fair value of warrants	—	5,776,564

Non-GAAP net income	31,916,045	52,123,570

GAAP net income per share
Basic	1.13	1.58
Diluted	1.12	1.50
Non-GAAP net income per share
Basic	1.13	1.85
Diluted	1.12	1.83

[i]

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.4928 to US$1.00, the effective noon buying rate as of September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.